Magda El Guindi-Rosenbaum

+1.202.373.6091

mer@morganlewis.com

VIA EDGAR

July 28, 2023

Rachel Loko, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Aspiriant Trust (File Nos. 333-178600 and 811-22648)

 Dear Ms. Loko:

On behalf of Aspiriant Trust (the “Trust”), this letter responds to comments you provided regarding Post-Effective Amendment No. 35 to the Trust’s registration statement on Form N-1A, which was filed on June 2, 2023. For your convenience, your comments as well as the Trust’s responses are set forth below.

1.	Comment: The staff reminds you that the Trust and its management are responsible for the accuracy and adequacy of their disclosures notwithstanding any review, comments, action, or absence of action by the staff. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. Please fill in all blank information and, if possible, provide it along with a response letter in a courtesy copy no later than five days before effectiveness.

Response: The Trust acknowledges the staff’s comment. A marked copy of the prospectus and Statement of Additional Information is attached.

2.	Comment: Please confirm supplementally on what manager of managers order the Trust is relying with respect to the new sub-advisory agreement.

Response: The Trust confirms that it relied on the manager of managers order issued to it in 2013 (Aspiriant Global Equity Trust and Aspiriant, LLC, Investment Company Act Release Nos. 30640 (August 5, 2013) (notice) and 30684 (September 3, 2013) (order)).

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

3.	Comment: The staff notes that the cover page of the prospectus states that Institutional Shares of Aspiriant Risk-Managed Equity Allocation Fund (“Equity Allocation Fund”) are not available for purchase. Please explain supplementally the Trust’s plan for distribution of Institutional Shares.

Response: The Trust represents that its management is considering whether and when to offer Institutional Shares of the Fund.

4.	Comment: The investment objective of the Equity Allocation Fund references tax implications. Please explain supplementally the federal tax implications of the Fund’s investment objective.

Response: The Trust represents that certain of the Fund’s portfolio managers use a tax-managed approach that aims to limit the effect of federal income tax on investment returns by delaying and minimizing the realization of net capital gains and by maximizing the extent to which any realized net capital gains are long-term in nature.

5.	Comment: The principal investment strategy section of at least two funds uses the term “asset class” (for example, the second paragraph of Equity Allocation Fund). Please consider clarifying what type of asset classes the investment adviser is considering in those sentences.

Response: The Trust represents that clarifying revisions have been made in response to the staff’s comment and that it will further consider the comment for future filings.

6.	Comment: In the third paragraph of Equity Allocation Fund’s principal investment strategy section, the term “for a portion” is used. Please consider disclosing a range that would apply under normal circumstances.

Response: The Trust represents that clarifying revisions have been made in response to the staff’s comment.

7.	Comment: In the fifth paragraph of Equity Allocation Fund’s principal investment strategy section, the term “high quality equities” is used. Please consider clarifying the criteria for considering what is high quality equity.

Response: The Trust represents that clarifying language has been added.

8.	Comment: Please consider adding clarifying language as to whether all of Equity Allocation Fund’s sub-advisers utilize a tax optimized strategy.

Response: The Trust notes that the last paragraph of the Fund’s principal investment strategy section states that “certain sub-advisers consider federal tax implications when making investment decisions…”. Therefore, the Trust believes that it is clear that not all of the Fund’s sub-advisers utilize a tax optimized strategy.

9.	Comment: With respect to the principal risk disclosure generally, please consider tying better the risk section to a fund’s strategy. For example, for Equity Allocation Fund, the asset allocation risk factor references “underlying investments” but what are they and an illiquid investments risk factor is disclosed but it is not clear what investments may be illiquid.

Response: The Trust represents that clarifying revisions have been made in response to the staff’s comment and that it will further consider the comment for future filings.

10.	Comment: In the first paragraph of the principal investment strategy section of Aspiriant Risk-Managed Municipal Bond Fund (“Municipal Bond Fund”), the second sentence ends with a clause about the California municipal securities market. Please confirm the Fund’s portfolio may focus on California municipal securities and consider clarifying the language as the sentence seems awkward.

Response: In considering the staff’s comment, the Trust determined that the Fund’s portfolio no longer reflects a focus on a specific municipality and, therefore, the references highlighting California municipal securities have been removed.

11.	Comment: Please confirm that the Aspiriant Defensive Allocation Fund has no direct or indirect exposure to digital assets.

Response: The Trust confirms that the Fund has no direct or indirect exposure to digital assets.

* * * * *

Please contact me at (202) 373-6091 with questions or comments.

Sincerely,

/s/ Magda El Guindi-Rosenbaum
Magda El Guindi-Rosenbaum

cc: Benjamin D. Schmidt, Aspiriant Trust

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